March 24, 2014

VIA EDGAR FILING

David L. Orlich, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities & Exchange Commission
Washington D.C. 20549-3628

Re:Chesapeake Lodging Trust
File No. 001-34572

Dear Mr. Orlich:

I'm writing on behalf of UNITE HERE to advise that UNITE HERE is not going to proceed with a proxy solicitation because the Company is adopting the four governance reforms for which UNITE HERE was advocating.

Very truly yours,

Andrew J. Kahn

AJK:ja